# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Opendoor Technologies Inc., CIK 0001801169
CUSIP: 683712103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 410 N. SCOTTSDALE ROAD, SUITE 1000, TEMPE, Arizona (AZ), 85288
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001301396-25-000004
Filed by CIK 0001301396

## Reporting persons
- Context Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting persons do not beneficially own any shares of Common Stock. The reporting persons filed an initial Schedule 13G reporting beneficial ownership of shares of Common Stock issuable on conversion of the issuers 7% convertible senior notes due 2030. However, the reporting persons have determined that they do not beneficially own any shares of Common Stock because the notes are not convertible at the discretion of any of the reporting persons.
- Michael S. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting persons do not beneficially own any shares of Common Stock. The reporting persons filed an initial Schedule 13G reporting beneficial ownership of shares of Common Stock issuable on conversion of the issuers 7% convertible senior notes due 2030. However, the reporting persons have determined that they do not beneficially own any shares of Common Stock because the notes are not convertible at the discretion of any of the reporting persons.
- William D. Fertig: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting persons do not beneficially own any shares of Common Stock. The reporting persons filed an initial Schedule 13G reporting beneficial ownership of shares of Common Stock issuable on conversion of the issuers 7% convertible senior notes due 2030. However, the reporting persons have determined that they do not beneficially own any shares of Common Stock because the notes are not convertible at the discretion of any of the reporting persons.
- Charles E. Carnegie: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting persons do not beneficially own any shares of Common Stock. The reporting persons filed an initial Schedule 13G reporting beneficial ownership of shares of Common Stock issuable on conversion of the issuers 7% convertible senior notes due 2030. However, the reporting persons have determined that they do not beneficially own any shares of Common Stock because the notes are not convertible at the discretion of any of the reporting persons.
- Context Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The reporting persons do not beneficially own any shares of Common Stock. The reporting persons filed an initial Schedule 13G reporting beneficial ownership of shares of Common Stock issuable on conversion of the issuers 7% convertible senior notes due 2030. However, the reporting persons have determined that they do not beneficially own any shares of Common Stock because the notes are not convertible at the discretion of any of the reporting persons.

## Item 1. Issuer
Name of issuer: Opendoor Technologies Inc.
Address of issuer's principal executive offices: 410 N. SCOTTSDALE ROAD, SUITE 1000, TEMPE, ARIZONA, 85288

## Item 2. Person Filing
Name of person filing:
Context Capital Management, LLC ("LLC")
Michael S. Rosen ("Rosen")
William D. Fertig ("Fertig")
Charles E. Carnegie ("Carnegie")
Context Partners Master Fund, L.P. ("LP")

LLC is the general partner and investment adviser of LP. Rosen, Fertig and Carnegie are the control persons of LLC. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of that person?s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of LP should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G.
Address of principal business office or, if none, residence:
Context Capital Management, LLC
7724 Girard Avenue
Suite 300
La Jolla, CA 92037
Citizenship: See cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See items 5-9 of the cover page for each reporting person.
Percent of class: See item 11 of the cover page for each reporting person.
Sole power to vote or to direct the vote: See items 5-9 of the cover page for each reporting person.
Shared power to vote or to direct the vote: See items 5-9 of the cover page for each reporting person.
Sole power to dispose or to direct the disposition: See items 5-9 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: See items 5-9 of the cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1- Joint Filing Statement

## Signatures
- Context Capital Management, LLC: Michael S. Rosen, CEO (07/14/2025)
- Michael S. Rosen: Michael S. Rosen, CEO (07/14/2025)
- William D. Fertig: William D. Fertig, Chairman (07/14/2025)
- Charles E. Carnegie: Charles E. Carnegie, CIO (07/14/2025)
- Context Partners Master Fund, L.P.: Michael S. Rosen, CEO (07/14/2025)